                                                                      Exhibit 12


            ECHOSTAR DBS CORPORATION AND SUBSIDIARIES AND AFFILIATES
                              COMPUTATION OF RATIOS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

                                                                                                            Three Months
                                                        Year Ended December 31,                                 Ended
                               -------------------------------------------------------------------------      March 31,

                                 1997            1998            1999            2000            2001           2002
                               ---------       ---------       ---------       ---------       ---------      ---------
Income (loss) before
taxes and equity in
losses of equity
investees ...............      $(323,278)      $(294,304)      $(562,285)      $(607,540)      $  32,497      $  19,222

Amortization of
capitalized interest ....          8,901           9,654          10,708          10,708          10,708          2,859
                               ---------       ---------       ---------       ---------       ---------      ---------

Income from continuing
operations before income
taxes and capitalized
interest ................      $(314,377)      $(284,650)      $(551,577)      $(596,832)      $  43,205      $  22,081

Interest expense ........        104,192         167,529         196,390         193,685         192,900         82,137

Capitalized interest ....         43,169          21,678              --              --              --          8,740

Interest component of
rent expense (1) ........             64              74             192             230             351            114
                               ---------       ---------       ---------       ---------       ---------      ---------

Total fixed charges .....        147,425         189,281         196,582         193,915         193,251         90,991

Earnings before fixed
charges .................      $(210,121)      $(117,047)      $(354,995)      $(402,917)      $ 236,456      $ 104,332

Ratio of earnings to
fixed changes ...........             --              --              --              --            1.22           1.15
                               =========       =========       =========       =========       =========      =========

Deficiency of available
earnings to fixed charges      $(357,546)      $(306,328)      $(551,577)      $(596,832)      $      --            $--
                               =========       =========       =========       =========       =========      =========

----------

(1)The interest component of rent expense has been estimated by taking the difference between the gross rent expense and net present value of rent expense using a weighted-average cost of capital of approximately 13% for the years ended December 31, 1997 and 1998. The weighted-average cost of capital for the years ended December 31, 1999 through December 31, 2001 and for the three months ended March 31, 2002 has been approximated at 9%. The cost of capital used to calculate the interest component of rent expense is representative of our outstanding secured borrowings during each respective period.